UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 24, 2014

Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St. Michael, Barbados, BB 14005
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): No ☒ Yes ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): No ☒ Yes ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our" refer to Play LA Inc. Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

Press Release

Play LA Inc. ("the Company"), announces that it has issued a Notice of Claim against SecureOne Corporation and the eleven major shareholders of SecureOne Corporation, for breach of the Share Purchase Agreement they signed on December 12, 2012 with the Company. The claim seeks damages in the amount of $10,798,500 plus costs. Under the terms of the Share Purchase Agreement, SecureOne Corporation has 60 days to respond before the Company files an action with the Eastern Caribbean Supreme Court, High Court of Justice (Commercial Division) Virgin Islands. NFC Data Inc. changed its name to SecureOne Corporation on May 6th, 2014, seven days after settling with the Company on monies owed for loans, accrued interest and legal costs.

Exhibits.

The following exhibits are being furnished as part of this Report.

Exhibit Number	Description

10.7	Share Purchase Agreement with NFC Data Inc. (filed on Form 6-K December 12, 2012)

99.1	Press release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: June 24, 2014	By:	/s/ David Hallonquist
David Hallonquist
Chief Executive Officer

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